UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 13D/A

        Under the Securities Exchange Act of 1934 (Amendment No. 8)*


                          United Auto Group, Inc.
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                              (Name of Issuer)


                Common Stock (Par Value $ 0.0001 Per Share)
  Common Stock (Par Value $ 0.0001 Per Share) Issuable Upon Conversion of Series A Convertible Preferred Stock, Series B Preferred Stock or Exercise
                           of Warrants or Options
---------------------------------------------------------------------------
                       (Title of Class of Securities)


                                909440 10 9
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                               (CUSIP Number)

                          Valerie Ford Jacob, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                             New York, NY 10004
                                212-859-8000
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        (Name, Address and Telephone Number of Persons Authorized to
                    Receive Notices and Communications)

                              February 9, 2001
---------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 909440 10 9

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    International Motor Cars Group I, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           11,083,404

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         11,083,404

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    22,674,899

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    61.9%

14  TYPE OF REPORTING PERSON

    OO

                             SCHEDULE 13D

CUSIP No. 909440 10 9

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    International Motor Cars Group II, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           3,130,947

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         3,130,947

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    22,674,899

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    61.9%

14  TYPE OF REPORTING PERSON

                             SCHEDULE 13D

CUSIP No. 909440 10 9

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Penske Capital Partners, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           14,214,351

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         14,214,351

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    22,674,899

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    61.9%

14  TYPE OF REPORTING PERSON

                             SCHEDULE 13D

CUSIP No. 909440 10 9

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    James A. Hislop

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       14,214,351

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    14,214,351

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    22,674,899

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    61.9%

14  TYPE OF REPORTING PERSON

    IN

                             SCHEDULE 13D

CUSIP No. 909440 10 9

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Roger S. Penske

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           418,333

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       22,256,566

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         418,333

                10  SHARED DISPOSITIVE POWER

                    22,256,566

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    22,674,899

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    61.9%

14  TYPE OF REPORTING PERSON

    IN

                             SCHEDULE 13D

CUSIP No. 909440 10 9

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Penske Corporation

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           8,042,215

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         8,042,215

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    22,674,899

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    61.9%

14  TYPE OF REPORTING PERSON

    CO

          This Amendment No. 8 ("Amendment") amends and supplements the
Schedule 13D filed on behalf of International Motor Cars Group I, L.L.C., a Delaware limited liability company ("IMCG I"), International Motor Cars Group II, L.L.C., a Delaware limited liability company ("IMCG II" and together with IMCG I, the "Purchasers"), Penske Capital Partners, L.L.C., a Delaware limited liability company ("PCP"), Penske Corporation, a Delaware corporation ("Penske Corporation"), Roger S. Penske and James A. Hislop (all such persons, the "Reporting Persons") with the Securities and Exchange Commission on April 22, 1999, as amended by Amendment No. 1 filed on May 3, 1999, Amendment No. 2 filed on August 5, 1999, Amendment No. 3 filed on February 9, 2000, Amendment No. 4 filed on September 12, 2000, Amendment No. 5 filed on October 26, 2000, Amendment No. 6 filed on December 18, 2000, and Amendment No. 7 filed on December 26, 2000 (the "Schedule 13D"), relating to the Voting Common Stock, par value $0.0001 per share (the "Voting Common Stock"), of United Auto Group, Inc., a Delaware Corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the
Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The $15,034,147 cash purchase price for the 1,450,020 shares of Voting Common Stock of the Company purchased by Penske Corporation through Penske Automotive, its wholly owned subsidiary, from the Young Parties (as defined in Item 5(c) below) pursuant to the Young Stock Purchase Agreements (as defined in Item 5(c) below) was funded out of the working capital of Penske Corporation and was contributed by Penske Corporation to Penske Automotive.

ITEM 4.   PURPOSE OF TRANSACTION.

          The shares purchased by Penske Corporation through Penske Automotive pursuant to the Young Stock Purchase Agreements were purchased for investment purposes.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.

          As of February 9, 2001, the Reporting Persons were advised by the Company that there were 21,989,866 shares of Voting Common Stock outstanding (not including any securities convertible into Voting Common Stock).

          (a) As of February 9, 2001, as a result of the transactions previously reported on this Schedule 13D, the accrual of 274.830 shares of Series A Preferred Stock and 77.630 shares of Series B Preferred Stock in the form of payment in kind dividends on the outstanding shares of Preferred Stock, and the purchase by Penske Corporation indirectly through Penske Automotive of 1,450,020 shares of Voting Common Stock pursuant to the Young Stock Purchase Agreements, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 22,674,899 shares of Voting Common Stock, which constitutes approximately 61.9% of the 36,612,550 shares of Voting Common Stock deemed to be outstanding for this purpose. The 36,612,550 shares deemed to be outstanding was determined by adding the 21,989,866 shares of Voting Common Stock currently outstanding to the 14,622,684 shares of Voting Common Stock into which the securities reported as beneficially owned by the Reporting Persons are convertible or exercisable.

          As of February 9, 2001, taking into account only those securities held by the Reporting Persons that are currently outstanding and have voting rights, the Reporting Persons held approximately 54.46% of the voting power with respect to matters coming before the holders of the Voting Common Stock and the Series A Preferred Stock.

          (b) Assuming the conversion into Voting Common Stock of the Series A Preferred Stock and Series B Preferred Stock and the exercise of the Warrants into Voting Common Stock, IMCG I has the sole power to direct the vote and disposition of 11,083,404 shares of Voting Common Stock, and IMCG II has the sole power to direct the vote and disposition of 3,130,947 shares of Voting Common Stock, in each case subject to certain restrictions contained in the Stockholders Agreement. Penske Corporation has the sole power to direct the vote and disposition of 8,042,215 shares of Voting Common Stock. Roger S. Penske has the sole power to direct the vote and disposition of 10,000 shares of Voting Common Stock, and, upon the exercise of the Second Closing Options and the exercise of a portion of an option (such portion covering 8,333 shares of Voting Common Stock) previously granted to Roger S. Penske, which portion vested on January 14, 2001, Roger
S. Penske will have the sole power to direct the vote and disposition of an aggregate of 418,333 shares of Voting Common Stock.

          (c) On February 9, 2001, Penske Corporation, through its wholly owned subsidiary, Penske Automotive, agreed to purchase (i) 916,073 shares of Voting Common Stock at a price of $10.00 per share pursuant to the Purchase Agreement, dated as of February 9, 2001 (the "Young Group Stock Purchase Agreement"), by and among Penske Automotive and the sellers listed on Schedule A attached thereto (collectively, the "Young Group") and (ii) 533,947 shares of Voting Common Stock at a price of $11.00 per share pursuant to the Purchase Agreement dated as of February 9, 2001 (the "Alan Young Stock Purchase Agreement" and collectively with the Young Group Stock Purchase Agreement, the "Young Stock Purchase Agreements") by and among Penske Automotive and Alan V. Young (collectively with the Young Group, the "Young Parties"). The Young Group Stock Purchase Agreement and the Alan Young Stock Purchase Agreement are attached hereto as Exhibits 20 and 21, respectively, and are incorporated in and made a part of this Schedule 13D in their entirety by this reference. As of February 13, 2001 the purchase of all but 50,231 of the 1,450,020 shares of Voting Common Stock covered by the Young Stock Purchase Agreements had closed and the purchase of the remaining shares is expected to close shortly. Pursuant to the Stockholders Agreement, as amended, the Purchasers and their affiliates may not enter into any transaction which would result in the Purchasers, together with their affiliates, beneficially owning in excess of 60% of the Voting Common Stock without obtaining the approval of a majority of the disinterested members of the Board of Directors of the Company or a majority of the disinterested stockholders of the Company. As a result of the transactions reported herein, the Purchasers, together with their affiliates, may be deemed to beneficially own 61.9% of the Voting Common Stock. The Reporting Persons intend to seek approval of the transactions reported herein from the disinterested members of the Board of Directors of the Company or an amendment to the Stockholders Agreement which would permit the Purchasers to beneficially own in excess of 60% of the Voting Common Stock of the Company.

          Except as described herein, none of the Reporting Persons have effected any transactions in the Voting Common Stock since December 26, 2000, the date of the seventh amendment to this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          On February 9, 2001, Penske Corporation agreed to purchase 916,073 shares of Voting Common Stock from the Young Group pursuant to the Young Group Stock Purchase Agreement and 533,947 shares of Voting Common Stock from Alan Young pursuant to the Alan Young Stock Purchase Agreement. As of February 13, 2001 the purchase of all but 50,231 of the 1,450,020 shares of Voting Common Stock covered by the Young Stock Purchase Agreements had closed and the purchase of the remaining shares is expected to close shortly.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2001


                                INTERNATIONAL MOTOR CARS GROUP I, L.L.C.


                                        By: PENSKE CAPITAL PARTNERS, L.L.C.
                                            Its Managing Member


                                            By: /s/ James A. Hislop
                                               ----------------------------
                                               James A. Hislop
                                               President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2001


                                INTERNATIONAL MOTOR CARS GROUP II, L.L.C.


                                        By: PENSKE CAPITAL PARTNERS, L.L.C.
                                            Its Managing Member


                                            By: /s/ James A. Hislop
                                               ----------------------------
                                               James A. Hislop
                                               President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2001


                                PENSKE CAPITAL PARTNERS, L.L.C.


                                        By: PENSKE CAPITAL PARTNERS, L.L.C.
                                            Its Managing Member


                                            By: /s/ James A. Hislop
                                               ----------------------------
                                               James A. Hislop
                                               President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2001



                                               /s/ James A. Hislop
                                               ----------------------------
                                               James A. Hislop

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2001



                                               /s/ Roger S. Penske
                                               ----------------------------
                                               Roger S. Penske

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2001


                                PENSKE CORPORATION



                                            By: /s/ Robert Kurnick
                                               ----------------------------
                                               Name:  Robert Kurnick
                                               Title: Executive Vice President

                               EXHIBIT INDEX
                               -------------


Exhibit 20    --    Purchase Agreement, dated as of February 9, 2001, by
                    and among Penske Automotive Holdings Corp. and the sellers listed on Schedule A attached thereto.


Exhibit 21    --    Purchase Agreement, dated as of February 9, 2001, by
                    and among Penske Automotive Holdings Corp. and Alan
                    Young.